ShoulderUp Technology Acquisition Corp.

125 Townpark Drive

Suite 300

Kennesaw, Georgia 30144

November 6, 2024

VIA OVERNIGHT COURIER AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Stacie Gorman Jeffrey Gabor

Re:	ShoulderUp Technology Acquisition Corp.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

Filed November 4, 2024

File No. 001-41076

Ladies and Gentlemen:

This letter is submitted in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) as set forth in the Staff’s comment letter dated November 6, 2024 (the “Comment Letter”), in respect of ShoulderUp Technology Acquisition Corp.’s (“we”, “us”, “our” or the “Company”) Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A, filed with the Commission on November 4, 2024 (the “Proxy Statment”).

The responses to the Comment Letter are set forth below, with each paragraph numbered to correspond to the comment number set forth in the Comment Letter. For your convenience, the comments have been reproduced below, together with our responses.

In addition, the Company has revised the Proxy Statement in response to the Staff’s comments and is filing an amendment to the Proxy Statement (the “Amendment”) concurrently with this letter, which reflects the revisions and clarifies certain other information. The page numbers in the text of the Company’s responses correspond to the page numbers in the Amendment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amendment.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

Risk Factors

The New York Stock Exchange delisted our securities from trading on its exchange..., page 4

1.

Staff’s comment: We note your response to prior comment 1. Please revise your disclosure to clearly state that you may no longer be attractive as a merger partner because you are no longer listed on an exchange.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 5 of the Amendment.

* * *

We hope that the foregoing responses address the issues raised in the Comment Letter and would be happy to discuss with you any remaining questions or concerns that you may have. Please contact Penny Minna at (410) 580-4228 should you have any questions concerning this letter or require further information.

Very truly yours,

/s/ Phyllis Newhouse
Phyllis Newhouse
Chief Executive Officer
ShoulderUp Technology Acquisition Corp.

cc:	Penny Minna, Esq.

DLA Piper LLP (US)

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